DCFC HOLDINGS, LLC

REVIEWED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2019 and 2018

DCFC HOLDINGS, LLC

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Financial Statements	
Balance Sheets	3
Statement of Operations and Members' Capital (Deficit)	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedules of Direct Operating Expenses	16
Schedules of General and Administrative Expenses	17

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
DCFC Holdings, LLC
Hamtramck, MI

We have reviewed the accompanying financial statements of DCFC Holdings, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and members' capital (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

To the Members
DCFC Holdings, LLC
Page Two

Other Matter

The accompanying schedules of direct operating expenses and schedules of general and administrative expenses are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

UHY LLP

Sterling Heights, Michigan
August 27, 2020

DCFC HOLDINGS, LLC
BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 84,871**	$ 92,161
Accounts receivable	**30,224**	129,977
Inventory	**75,173**	49,682
Prepaid rent	**-**	35,000
Total current assets	**190,268**	306,820
PROPERTY AND EQUIPMENT, net	**422,973**	345,107
	$ 613,241	$ 651,927
LIABILITIES AND MEMBERS' CAPITAL (DEFICIT)		
CURRENT LIABILITIES		
Current portion of long-term debt:		
Third parties	**$ 204,895**	$ 306,651
Related parties	**36,000**	18,000
Accounts payable	**21,085**	24,708
Accrued expenses	**58,298**	34,366
Contract liability	**207,716**	60,173
Total current liabilities	**527,994**	443,898
LONG-TERM DEBT, net of current portion		
Third parties	**248,315**	-
Related parties	**90,000**	-
Total long-term debt	**338,315**	-
MEMBERS' CAPITAL (DEFICIT)	**(253,068)**	208,029
	$ 613,241	$ 651,927

DCFC HOLDINGS, LLC
STATEMENTS OF OPERATION AND MEMBERS' CAPITAL (DEFICIT)

	Years ended December 31,			
	2019		2018	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
Revenue	**$ 1,561,537**	**100.0 %**	$ 1,165,583	100.0 %
Cost of sales	**886,699**	**17.1**	516,801	20.3
	674,838	**82.9**	648,782	79.7
General and administrative expenses	**1,323,556**	**84.8**	847,511	72.6
	(648,718)	**(1.9)**	(198,729)	7.1
Other income (expense)				
Interest expense	**(83,890)**	**(5.4)**	(62,728)	(5.4)
Investment expense	**-**		(2,401)	(.2)
Sponsorship income	**277,406**	**17.8**	416,774	35.8
Total other income	**193,516**	**12.4**	351,645	30.2
Net (loss) income	**(455,202)**	**10.5 %**	152,916	37.3 %
Members' capital - beginning	**208,029**		349,625	
Redemption of member units	**-**		(275,000)	
Member distributions	**(5,895)**		(19,512)	
Members' capital - ending	**$ (253,068)**		$ 208,029	

See independent accountant's review report and notes to the financial statements.

DCFC HOLDINGS, LLC
STATEMENTS OF CASH FLOWS

	December 31, 2019	December 31, 2018
OPERATING ACTIVITIES		
Net (loss) income	**$ (455,202)**	$ 152,916
Adjustments to reconcile net (loss) income to net cash flows from operating activities:		
Depreciation and amortization	**53,029**	41,510
Changes in:		
Accounts receivable	**99,753**	(48,978)
Inventory	**(25,491)**	(9,793)
Prepaid expenses	**35,000**	15,000
Deferred revenue	**147,543**	12,096
Accounts payable and accrued expenses	**20,309**	(28,965)
Net cash (used in) provided by operating activities	**(125,059)**	133,786
INVESTING ACTIVITY - Expenditures for property and equipment	**(130,896)**	-
FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt - third parties	**310,000**	-
Proceeds from issuance of long-term debt - related parties	**108,000**	18,000
Payments on long-term debt	**(163,440)**	(235,458)
Payment for equity redemption	**-**	(275,000)
Member distributions	**(5,895)**	(19,512)
Net cash provided by (used in) financing activities	**248,665**	(511,970)
NET CHANGE IN CASH	**(7,290)**	(378,184)
CASH, Beginning of year	**92,161**	470,345
CASH, End of year	**$ 84,871**	$ 92,161
Interest paid	**$ 144,284**	$ 117,305

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Company Operations

DCFC Holdings, LLC, a Michigan Partnership, is a live sports and entertainment business engaged in soccer sporting and entertainment events. The Company primarily plays and entertains in Detroit, Michigan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company, from time to time during the years covered by these financial statements, may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Accounts Receivable/Allowance for Doubtful Accounts

The Company carries its accounts receivable at invoiced amount less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts when deemed necessary. Management accounts for bad debts on the reserve method computed on prior experience and management's estimate of collectability of each account. The Company does not accrue interest on late receivables. Generally, the Company does not require collateral on its accounts receivable. At both December 31, 2019 and 2018, there was no allowance for doubtful accounts.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS (Continued)

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued accounting standards update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606),* which amends the existing accounting standards and provides a single, comprehensive model for the recognition, measurement and disclosure of revenue from contracts with customers. The Company adopted the new guidance effective January 1, 2019, using the modified retrospective. The cumulative effect of initially applying the guidance had no impact on the opening balance of retained earnings as of January 1, 2019.

Inventory Valuation

Inventories are stated at the lower of cost, as determined on a FIFO basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. Inventory consists of sporting apparel and merchandise.

Property and Equipment

Management capitalizes expenditures for property and equipment. Expenditures for maintenance and repairs are charged to expense. Acquisition of property and equipment are recorded at cost. Adjustments of the asset and the related accumulated depreciation and amortization accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the statements of operations.

Sales and Use Taxes

The Company records sales net of sales and use taxes.

Revenue Recognition

The Company recognizes revenue at the amount to which it expects to be entitled when control of the goods or services is transferred to the customer. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of goods or services are transferred to its customers. For most of the Company's service revenue, control transfers over time as services are delivered. For the Company's merchandise revenue, control transfers when goods are shipped or sold on site.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS (Continued)

Sponsorship Income

The Company has arrangements with multiple performance obligations, which may derive revenues for each of the Company's streams within a single arrangement. Payment terms for such arrangements can vary by contract, but payments are generally due in installments throughout the contractual term. The performance obligations included in each sponsorship agreement vary and may include various advertising benefits such as, but not limited to, signage at the Company's facilities, digital advertising, event or property specific advertising, as well as non-advertising benefits such as event tickets. To the extent the Company's arrangements provide for performance obligations that are consistent over the contractual term, such performance obligations generally meet the definition of a series as provided for under the accounting guidance. If performance obligations are concluded to meet the definition of a series, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied. All of the Company's sponsorship revenue has been determined to fall under the definition of a series.

Ticket Revenue

The Company's sports team derive event-related revenues principally from ticket sales which are recognized as the related games occur. Suite license arrangements are generally one-year fixed fee arrangements. Payment terms for suite license arrangements can vary by contract, but payments are generally due in installments prior to each license year. The Company's performance obligation under such arrangements is to provide the licensee with access to the suite when events occur. The Company accounts for the performance obligation under these types of arrangements as a series and, as a result, the related suite license fees for all years during the license term are aggregated and revenue is recognized proportionately over the license period as the Company satisfies the related performance obligation. Progress toward satisfaction of the Company's suite license performance obligations is measured as access to the suite is provided to the licensee for each event throughout the contractual term of the license.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS (Continued)

Youth Club Fees

The Company has arrangements with multiple performance obligations, which may derive revenues for each of the Company's streams within a single arrangement. Payment terms for such arrangements can vary by contract, but payments are generally due in installments throughout the contractual term. The performance obligations included in each youth club agreements vary and may include various benefits such as, but not limited to, use of the Company logo, use of practice facilities and the stadium, fundraising events during agreed upon games, as well as non-advertising benefits such as event tickets. To the extent the Company's arrangements provide for performance obligations that are consistent over the contractual term, such performance obligations generally meet the definition of a series as provided for under the accounting guidance. If performance obligations are concluded to meet the definition of a series, the contractual fees for all years during the contract term are aggregated and the related revenue is recognized proportionately as the underlying performance obligations are satisfied. All of the Company's youth club revenue has been determined to fall under the definition of a series.

Merchandise Revenue

The Company earns revenues from the sale of merchandise relating to live entertainment events that take place. The majority of the Company's merchandise revenues are generated through on-site sales during performances of live events. The Company also generate revenues from the sale of merchandise through online sales.

The Company's revenue consists of the following:

	December 31,	
	2019	2018
Services transferred over time	$ 1,003,749	$ 743,687
Services transferred at a point in time	557,788	421,896
Net revenue	$ 1,561,537	$ 1,165,583

The Company's contracts with customers generally do not contain any significant variable consideration.

Amounts collected in advance of the Company's satisfaction of its contractual performance obligations are recorded as a contract liability within deferred revenue and are recognized as the Company satisfies the related performance obligations.

As the majority of the Company's contracts are one year or less, the Company has elected not to disclose information about the remaining performance obligations for contracts that have original expected durations of one year or less.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND COMPANY OPERATIONS (Continued)

Revenue Sharing

The Company has a revenue sharing plan which requires the distribution of a pool of funds to multiple investors. The revenue sharing plan requires payback on invested amounts of the investment plus 21%. The Company paid this debt in full in January 2020.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of assets at acquisition. Amortization of leasehold improvements is amortized over the shorter of the assets' useful lives or the remaining term of the related lease agreements.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2019 and 2018 was $110,100 and $133,974, respectively.

Variable Interest Entities

The Company has adopted ASU guidance regarding accounting for common control leasing arrangements. This guidance permits a private company lessee to elect an accounting alternative not to apply VIE guidance to a lessor entity under common control if certain criteria are met. The Company has elected to adopt this accounting pronouncement to its common control leasing arrangements. Further described in Note 2.

Income Taxes

The Company has been organized as a limited liability company, which is not a tax paying entity for federal and state income tax purposes. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Accordingly, no provision for federal or state income taxes has been reflected on the financial statements. The members may receive distributions for income taxes.

Subsequent Events

The Company has performed a review of events subsequent to the balance sheet date through August 27, 2020, the date the financial statements were available to be issued, and have determined that there are no material events that have occurred during this period except as disclosed in Note 8.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has a liquor license agreement with a related party under common ownership from which it receives a 5% commission on all match day concession sales. During the year ended December 31, 2019, the Company recognized commission revenue in the amount of $72,000.

During the years ended December 31, 2019 and 2018, the Company purchased meals from a related party through common ownership. Total purchases from this related party during the years ended December 31, 2019 and 2018, amounted to $16,539 and $68 respectively.

During the years ended December 31, 2019 and 2018, the Company used media services from a related party through common ownership. Total media expenses for the years ended December 31, 2019, amounted to $50,931 and $68,245, respectively.

During the year ended December 31, 2019, the Company entered into a licensing agreement with a related party through common ownership for the use of certain trademarks and logos. The agreement requires that the Company pay a 3% royalty on all merchandise revenue received, and a 50% royalty on all sublicensing revenue. The Company and the related party agreed to delay the effective date of the agreement until 2020, therefore no royalties were incurred or paid to the related party during the year ended December 31, 2019.

Long-Term Debt

During the year ended December 31, 2019, the Company entered into a note payable with a related party through common ownership in the amount of $205,000. The note is unsecured, bears interest at 10%, requires interest only payments until it matures in January 2025, at which time the entire principal balance is due. Borrowings on this note amounted to $90,000 as of December 31, 2019. There was no interest expense for the year ended December 31, 2019.

At December 31, 2019 and 2018, the Company had notes payable to members of the Company in the amount of $36,000 and $18,000, respectively. The notes are unsecured, non-interest bearing, and due on demand.

Minimum future long-term debt payments for the above notes payable are included in Note 5.

NOTE 2 – RELATED PARTY TRANSACTIONS (Continued)

Operating Leases

During the years ended December 31, 2019 and 2018, the Company leased a sporting facility from a related party through common ownership under an operating lease agreement that requires monthly payment so of $5,000, and matures December 2023. Total rent expense for the years ended December 31, 2019 and 2018, were $18,600 and $35,000, respectively. The Company has an employment agreement with this related party for the use of DCFC Holdings employees. Rent payments for this facility are reduced by salary expenses incurred each month by DCFC Holding for employees utilized by the related party. Refer to Note 6 for a schedule of minimum future rental payments.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2019	December 31, 2018
Equipment	$ 59,421	$ -
Leasehold improvements	520,357	448,882
	579,778	448,882
Less: accumulated depreciation and amortization	156,805	103,775
	$ 422,973	$ 345,107

NOTE 4 – ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2019	December 31, 2018
Payroll and payroll taxes	$ 18,233	$ 6,604
Interest	40,065	27,762
	$ 58,298	$ 34,366

NOTE 5 – LONG-TERM DEBT

In 2015 the Company raised $725,000 from multiple investors through the issuance of notes payable which are repaid through a revenue sharing arrangement. The revenue sharing arrangement guarantee that the investors are repaid 1.35 times the principal invested. The Company is required to make semi annul payments equal to 20.3% of its revenue for an eight-year period ending December 31, 2024, or until the investors receive 1.35 times their original investment. Payments are allocated between principal and interest based on a calculated internal rate of return. Any remaining balance due after the revenue sharing period is required to be paid in full by the Company. The revenue sharing obligations are unsecured and subordinated to all other debt. As of December 31, 2019 and 2018, the remaining revenue sharing obligations amounted to $151,540 and $306,651, respectively. Interest accrued as of December 31, 2019 and 2018, amounted to $32,632 and $27,762, respectively. Subsequent to the balance sheet date, the Company paid off this debt in full in January 2020.

During the year ended December 31, 2019, the Company entered into various notes payable with unrelated third parties totaling $310,000. The notes are unsecured, bear interest at 8%, require semiannual payments in amounts ranging from $3,082 to $7,397, and mature at various dates through September 2024. At December 31, 2019 the Company owed $301,670. Interest expense was $22,833 for the year ended December 31, 2019.

Minimum future long-term debt payments for the debt described above and in Note 2 for each of the next five years and in the aggregate are as follows:

Years Ended December 31,	Related Party	Third Party	Total
2020	$ 36,000	$ 204,895	$ 240,895
2021	-	57,706	57,706
2022	-	62,415	62,415
2023	-	67,508	67,508
2024	-	60,686	60,686
Subsequent to 2024	90,000	-	90,000
	$ 126,000	$ 453,210	$ 579,210

NOTE 6 – OPERATING LEASES

During the years ended December 31, 2019 and 2018, the Company leased residential apartments for player housing from unrelated third parties. The lease agreements require monthly rent payments that range from $1,001 to $2,000, and mature at various dates through November 2020. Total rent expense for the years ended December 31, 2019 and 2018, was $68,106 and $22,244, respectively.

NOTE 6 – OPERATING LEASES (Continued)

During the years ended December 31, 2019 and 2018, the Company leased a stadium from an unrelated third party under an operating lease agreement that matures November 2035. The agreement required the Company to make specific leasehold improvements as outlined in the agreement prior to May 31, 2016. The lease agreement also requires a one-time payment of $1 during the initial lease term, and requires the Company to pay for all costs of maintenance and improvements to the stadium. The initial lease term is through October 2025. There were no rental payments on this lease during both years ended December 31, 2019 and 2018.

Minimum future lease payments under the operating leases described above and in Note 2 for each of the next four years are as follows:

Years Ended December 31,	Related Party	Third Party	Total
2020	$ 60,000	$ 46,134	$ 106,134
2021	60,000	-	60,000
2022	60,000	-	60,000
2023	60,000	-	60,000
	$ 240,000	$ 46,134	$ 286,134

NOTE 7 – REDEMPTION OF MEMBER UNITS

During the year ended December 31, 2018, the Company redeemed 20% of members interest from a member for $275,000.

NOTE 8 – SUBSEQUENT EVENTS

Towards the end of December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. On March 11, 2020, the World Health Organization declared the outbreak as a pandemic. The outbreak is ongoing, and its dynamic nature results in uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities to contain the outbreak or to treat its impact. The coronavirus pandemic has adversely affected and may continue to adversely affect economic activity globally, nationally and locally. Such events also may adversely affect business and consumer confidence. As of the date of these financial statement, management has forecasted a 50% decrease in sales and sponsorship income for the year ended December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS (Continued)

The Company has applied and was approved for a loan in the amount of $150,700 under the SBA Paycheck Protection Program authorized by the Coronavirus Aid, Relief and Economic Security (CARES) act. The note requires monthly payments beginning October 2020, plus interest at a rate of 1% and is due April 2022. The terms may be subject to forgiveness. As of the date of these financial statements were available to be issued, it is not determinable as to how much of the principal balance will be forgiven.

The Company launched a crowd-funding campaign in July 2020 to allow the opportunity for fans to invest into the Company. The Company has received approximately $1,000,000 in commitments from various third-party investors, the funding of which has not been finalized as of the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DCFC HOLDINGS, LLC
SCHEDULES OF DIRECT OPERATING EXPENSES

	Years ended December 31,			
	2019		2018	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
League fees	**$ 331,480**	**21.2 %**	$ 106,034	9.1 %
Subcontracting	**288,267**	**18.5**	173,949	14.9
Merchandies and supplies	**214,082**	**13.7**	211,543	18.1
Repairs and maintenance	**21,974**	**1.4**	4,385	.4
Equipment	**16,890**	**1.1**	12,020	1.0
Youth soccer	**14,006**	**.9**	8,870	.8
	$ 886,699	**17.1 %**	$ 516,801	20.3 %

DCFC HOLDINGS, LLC
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,			
	2019		2018	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
Salaries and wages	**$ 464,080**	**29.6 %**	$ 252,990	21.7 %
Team and staff travel costs	**213,922**	**13.7**	47,743	4.1
Player expenses	**130,497**	**8.3**	33,295	2.9
Advertising	**110,100**	**7.1**	133,974	11.5
Guaranteed payments	**91,828**	**5.9**	89,000	7.5
Rent	**60,000**	**3.8**	18,600	1.6
Shipping and printing	**54,798**	**3.5**	10,382	.9
Depreciation & amortization	**53,029**	**3.4**	41,510	3.6
Professional fees	**40,918**	**2.6**	39,224	3.4
Office expense	**31,332**	**2.0**	64,634	5.5
Supplies	**20,823**	**1.3**	76,525	6.6
Insurance	**13,667**	**.9**	8,146	.7
Contributions	**8,050**	**.7**	3,498	.3
Subcontracting	**6,920**	**.4**	4,497	.4
Rentals	**5,883**	**.4**	4,327	.4
Dues and subscriptions	**5,647**	**.3**	1,339	.1
Repairs and maintenance	**4,082**	**.3**	10,263	.9
Miscellaneous	**2,378**	**.2**	(21)	-
Taxes				
Property	**1,797**	**.1**	-	-
General	**1,485**	**.1**	2,870	.2
Website	**1,524**	**.1**	1,353	.1
Utilities	**-**	**-**	2,832	.2
Bank fees	**796**	**.1**	530	-
	$ 1,323,556	**84.8 %**	$ 847,511	72.6 %